UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CELADON GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	13-3361050
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

9503 East 33rd Street, Indianapolis, IN 46235

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), please check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Series A Junior Participating Preferred Stock Purchase Rights

(Title of class)

CELADON GROUP, INC.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                                             Description Of Registrant’s Securities To Be Registered.

On August 9, 2018, the Board of Directors (the “Board”) of Celadon Group, Inc., a Delaware corporation (the “Company”), approved and adopted a Section 382 Tax Benefits Preservation Plan, dated as of August 9, 2018, by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Section 382 Tax Benefits Preservation Plan” or the “Plan”). Pursuant to the Section 382 Tax Benefits Preservation Plan, the Board declared a dividend of one preferred share purchase right (each, a “Right”) for each outstanding share of common stock, par value $0.033, of the Company (the “Common Stock”). The dividend is distributable to stockholders of record as of the close of business on August 20, 2018.

The following is a summary description of the Rights and the other material terms and conditions of the Section 382 Tax Benefits Preservation Plan. This summary is intended to provide a general description only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Section 382 Tax Benefits Preservation Plan, a copy of which is filed as Exhibit 4.1 to this Registration Statement on Form 8-A and is incorporated herein by reference. All capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Section 382 Tax Benefits Preservation Plan.

The Board adopted the Section 382 Tax Benefits Preservation Plan in an effort to diminish the risk that the Company’s ability to utilize its net operating loss carryovers (collectively, the “NOLs”) to reduce potential future federal income tax obligations may become substantially limited. Under the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder by the U.S. Department of the Treasury, these NOLs may be “carried forward” in certain circumstances to offset any current and future taxable income and thus reduce federal income tax liability, subject to certain requirements and restrictions. While the amount and timing of the Company’s future taxable income cannot be predicted with any certainty and, accordingly, the Company cannot predict the amount of these NOLs that will ultimately be used to reduce its income tax liability, to the extent that the NOLs do not otherwise become limited, these NOLs could be a potentially valuable asset to the Company. However, if the Company experiences an “ownership change,” within the meaning of Section 382 of the Code (“Section 382”), its ability to utilize the NOLs may be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of those assets.

Under Section 382, an “ownership change” occurs if a stockholder or a group of stockholders that is deemed to own at least 5% of the Common Stock increases their ownership (individually, or collectively with other such “5-percent stockholders”) by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. If an ownership change occurs, Section 382 would impose an annual limit on the amount of the Company’s NOLs that can be used to offset the Company’s income taxes equal to the product of the total value of the Company’s outstanding equity immediately prior to the ownership change

(reduced by certain items specified in Section 382) and the federal long-term tax-exempt interest rate in effect for the month of the ownership change. A number of complex rules apply to calculating this annual limit. If an ownership change were to occur, the limitations imposed by Section 382 could result in a substantial delay in the timing of the usage of the Company’s NOLs or in a material amount of the Company’s NOLs expiring unused and, therefore, significantly impair the value of such NOLs.

The Section 382 Tax Benefits Preservation Plan is intended to act as a deterrent to any person or group acquiring beneficial ownership of 4.99% or more of the outstanding Common Stock without the approval of the Board. As more fully discussed below, a person who acquires, without the approval of the Board, beneficial ownership (other than as a result of repurchases of stock by the Company, dividends or distributions by the Company or certain inadvertent actions by stockholders) of 4.99% or more of the outstanding Common Stock (including any ownership interest held by that person’s Affiliates and Associates as defined under the Section 382 Tax Benefits Preservation Plan) could be subject to significant dilution. Stockholders who beneficially own 4.99% or more of the outstanding Common Stock prior to the first public announcement by the Company of the Board’s adoption of the Section 382 Tax Benefits Preservation Plan will not trigger the Section 382 Tax Benefits Preservation Plan so long as they do not acquire beneficial ownership of additional shares of the Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding shares of Common Stock or pursuant to a split or subdivision of the outstanding shares of Common Stock) at a time when they still beneficially own 4.99% or more of such stock. In addition, the Board retains the sole discretion to exempt any person or group from the penalties imposed by the Section 382 Tax Benefits Preservation Plan.

The Rights. The Board authorized the issuance of one Right per each outstanding share of the Common Stock distributable to the Company’s stockholders of record as of the close of business on August 20, 2018. One Right will also be issued together with each share of the Common Stock issued after August 20, 2018 but before the Distribution Date (as defined below) (or the earlier redemption or expiration of the Rights) and, in certain circumstances, after the Distribution Date. Subject to the terms, provisions and conditions of the Section 382 Tax Benefits Preservation Plan, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one one-thousandth of a share (a “Unit”) of a newly-designated series of preferred stock, Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the “Series A Preferred Stock”) for a purchase price of $15.00 per Unit (the “Purchase Price”). If issued, each Unit of Series A Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of the Common Stock. However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including, without limitation, any dividend, voting or liquidation rights. A copy of the Certificate of Designation filed by the Company with the Secretary of State of the State of Delaware to designate the Series A Preferred Stock is filed as Exhibit 4.3 to this Registration Statement on Form 8-A and is incorporated herein by reference.

Acquiring Person. Under the Section 382 Tax Benefits Preservation Plan, an “Acquiring Person” is any person who or which, together with all Affiliates and Associates of such person, from and after the first public announcement by the Company of the adoption of the Section 382 Tax Benefits Preservation Plan, is or becomes the beneficial owner of 4.99% or more of the shares of Common Stock outstanding, subject to various exceptions and provided that no person shall become an “Acquiring Person” as a result of repurchases of stock by the Company, dividends or distributions by the Company or certain inadvertent actions by stockholders. Beneficial ownership is determined as provided in the Section 382 Tax Benefits Preservation Plan and generally includes, without limitation, any ownership of securities a person would be deemed to actually or constructively own for purposes of Section 382 of the Code or the Treasury Regulations promulgated thereunder. The Section 382 Tax Benefits Preservation Plan provides that the following shall not be deemed an Acquiring Person thereunder: (i) the Company or any subsidiary of the Company; (ii) any employee benefit plan or employee stock plan of the Company or any subsidiary of the Company, or any person organized, appointed, established or holding shares of Common Stock of the Company for or pursuant to the terms of any such plan; (iii) any “direct public group” within the meaning of Treasury Regulations Section 1.382-2T(j)(2)(ii); (iv) any person who becomes the beneficial owner of 4.99% or more of the shares of Common Stock of the Company then outstanding solely as a result of the initial grant or vesting of any options, warrants, rights or similar interests (including restricted shares and restricted stock units) by the Company to its directors, officers and employees pursuant to any employee benefit or stock ownership plan of the Company, or the acquisition of shares of Common Stock of the Company upon the exercise or conversion of any such securities so granted; (v) any person who as the result of an acquisition of shares of Common Stock by the Company (or any subsidiary of the Company, or any person organized, appointed, established or holding shares of Common Stock of the Company for or pursuant to the terms of any such plan) which, by reducing the number of shares of Common Stock of the Company outstanding, increases the proportionate number of shares of Common Stock of the Company beneficially owned by such person to 4.99% or more of the shares of Common Stock of the Company then outstanding; (vi) any person who or which, within ten (10) business days of being requested by the Company to advise it regarding the same, certifies to the Company that such person acquired shares of Common Stock in excess of 4.99% inadvertently (including, without limitation, because (A) such person was unaware that it beneficially owned a percentage of Common Stock that would otherwise cause such person to be an “Acquiring Person,” or (B) such person was aware of the extent of its beneficial ownership of Common Stock but had no actual knowledge of the consequences of such beneficial ownership under the Section 382 Tax Benefits Preservation Plan), and who or which thereafter within ten (10) business days following such certification reduces such person’s beneficial ownership to less than 4.99% of the shares of Common Stock then outstanding; provided, however, that (x) if the person requested to so certify fails to do so within ten (10) business days or breaches or violates such certification, then such person shall become an Acquiring Person immediately after such ten (10) business day period or such breach or violation or (y) if the person together with its Affiliates and Associates fails to reduce beneficial ownership to less than 4.99% within ten (10) business days following such certification, then such person shall become an Acquiring Person immediately after such ten (10) business day period; and (vii) any person who the Board determines, in its sole discretion, prior to the time such person would otherwise be an Acquiring Person, should be permitted to become the beneficial owner of up to a number or percentage of the shares of Common Stock determined by the Board (the “Exempted Amount”) and be exempted from being an Acquiring Person, unless and until such person acquires beneficial ownership of shares of Common Stock of the Company in excess of the Exempted Amount (other than pursuant to a stock split, stock dividend or similar transaction) in which case such person shall be an Acquiring Person.

Beneficial Ownership. Under the Section 382 Tax Benefits Preservation Plan, beneficial ownership of shares is determined in accordance with the applicable rules of Section 382 of the Internal Revenue Code. Subject to the specific definition of “beneficial ownership” included in the Section 382 Tax Benefits Preservation Plan and the various exceptions to such definition that are provided therein, beneficial ownership generally includes any securities which such person would otherwise be deemed to actually or constructively own for purposes of Section 382 or the Treasury Regulations promulgated thereunder. Accordingly, a person (other than any “direct public group” within the meaning of Treasury Regulations Section 1.382-2T(j)(2)(ii)) will be treated as the beneficial owner of 4.99% or more shares of the Common Stock if, in the determination of the Board, that person (individually, or together with other persons) would be treated as a “5-percent stockholder” for purposes of Section 382 (substituting “4.99” for “5” each time “five” or “5” is used in or for purposes of Section 382). In addition, the Section 382 Tax Benefits Preservation Plan provides that, notwithstanding anything to the contrary contained therein, no person shall be deemed the beneficial owner of, or to beneficially own, any securities of the Company for purposes of the Section 382 Tax Benefits Preservation Plan if (i) such securities would not be deemed constructively or otherwise owned by, or otherwise aggregated with shares owned by, such person, and (ii) such securities would not be deemed constructively or otherwise owned by a single “entity,” in each case, for purposes of Section 382.

Existing Holders. The Section 382 Tax Benefits Preservation Plan also provides that any person who beneficially owned 4.99% or more of the Common Stock immediately prior to the first public announcement by the Company of the adoption of the Section 382 Tax Benefits Preservation Plan (each an “Existing Holder”), shall not be deemed to be an “Acquiring Person” for purposes of the Section 382 Tax Benefits Preservation Plan unless and until an Existing Holder becomes the beneficial owner of one or more additional shares of Common Stock after the first public announcement by the Company of the adoption of the Section 382 Tax Benefits Preservation Plan (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock, pursuant to a split, reclassification or subdivision of the outstanding Common Stock or pursuant to the acquisition of beneficial ownership of Common Stock upon the vesting or exercise of any option, warrants or other rights, or upon the initial grant or vesting of restricted stock, granted or issued by the Company to its directors, officers and employees, pursuant to a compensation or benefits plan or arrangement adopted by the Board). However, if upon acquiring beneficial ownership of one or more additional shares of Common Stock after the first public announcement by the Company of the adoption of the Section 382 Tax Benefits Preservation Plan, the Existing Holder does not beneficially own 4.99% or more of the Common Stock then outstanding, the Existing Holder will not be treated as an “Acquiring Person” for purposes of the Section 382 Tax Benefits Preservation Plan.

Exemption Requests. Any person who desires to effect an acquisition of Common Stock that would, if consummated, result in such person beneficially owning 4.99% or more of the then outstanding Common Stock or any Existing Holder who desires to effect an acquisition of additional Common Stock may, prior to acquiring the Common Stock, request that the Board of Directors exempt such acquisition of additional Common Stock from causing such person from being deemed an Acquiring Person. The Section 382 Tax Benefits Preservation Plan provides that the Board (or a committee thereof) may only grant an exemption if the Board (or a committee thereof) determines that the acquisition of beneficial ownership of Common Stock will not limit or impair the availability to the Company of the NOLs. Any exemption granted by the Board (or a committee thereof) may be granted in whole or in part, and may be subject to limitations or conditions the Board (or a committee thereof) determines, in its sole discretion, to be necessary or desirable to preserve the availability to the Company of the NOLs. Each exemption request will be considered and evaluated by directors serving on the Board (or a committee thereof) who are independent of the Company and the party requesting the exemption and disinterested with respect to that specific exemption request. The decision of a majority of the independent and disinterested directors (or a committee of the Board) is deemed to be the determination of the Board with respect to any request for exemption from the Section 382 Tax Benefits Preservation Plan.

Initial Exercisability. Initially the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock. The Rights will be evidenced by Common Stock certificates, and Rights relating to any uncertificated shares of Common Stock registered in book entry form will be represented by notation in book entry on the records of the Company, until the close of business on the earlier to occur of (i) the tenth (10th) calendar day (or such later date as may be determined by the Board) after the day on which a public announcement or filing with the Securities and Exchange Commission is made indicating that a person or group of Affiliated or Associated persons has become an “Acquiring Person” (the “Stock Acquisition Date”), or (ii) the tenth (10th) calendar day (or such later date as may be determined by the Board) after the commencement by any person (other than certain exempted persons) of, or the first public announcement of the intent of any person (other than certain exempted persons) to commence, a tender or exchange offer by or on behalf of a person the successful consummation of which would result in any person (other than certain exempted persons) becoming an Acquiring Person, irrespective of whether any shares are actually purchased or exchanged pursuant to such offer (the earlier of these dates is called the “Distribution Date”). Until the Distribution Date (or the earlier redemption or expiration of the Rights), Common Stock certificates or the ownership statements issued with respect to uncertificated shares of Common Stock will also evidence the associated Rights. Until the Distribution Date (or the earlier redemption or expiration of the Rights), the surrender for transfer of any shares of Common Stock will also constitute the transfer of the associated Rights. After the Distribution Date, separate rights certificates will be issued and the Rights may be transferred other than in connection with the transfer of the underlying shares of Common Stock unless and until the Board has determined to effect an exchange pursuant to the Section 382 Tax Benefits Preservation Plan (as described below).

Effect of a Triggering Event In the event that a person becomes an Acquiring Person and a Distribution Date occurs, then, from and after the time that the Rights are no longer redeemable by the Company, each holder of a Right, other than Rights that are or, under certain circumstances, were beneficially owned by the Acquiring Person (which will thereupon become void and nontransferable), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, and subject to the terms, provisions and conditions of the Section 382 Tax Benefits Preservation Plan, a number of shares of the Common Stock having a market value (as determined immediately prior to such triggering event whether or not such Right was then exercisable) equal to two times the Purchase Price. After such an event, to the extent that insufficient shares of Common Stock are available for the exercise in full of the Rights, holders of Rights will receive upon exercise a number of shares of Common Stock to the extent available and then Units or other securities of the Company, other assets, cash, or any combination of the foregoing, in proportions determined by the Company, such that the aggregate value received is equal to two times the Purchase Price.

Exchange. At any time after the later of the Stock Acquisition Date or the Distribution Date, the Board may, at its option, cause the Company to exchange all or part of the outstanding Rights (other than those Rights held by an Acquiring Person which will have become null and void and nontransferable) for shares of Common Stock at an exchange rate of one share of Common Stock for each Right (subject to adjustment). Notwithstanding the foregoing, (i) the Board shall not be empowered to effect an exchange at any time after any Acquiring Person shall have become the Beneficial Owner of 50% or more of the Common Stock then outstanding; and (ii) the Board may (but shall not be required to) determine that a holder of Rights shall not be entitled to receive shares of Common Stock that would result in such holder becoming the beneficial owner of 4.99% or more of the shares of Common Stock then outstanding. In any such exchange, the Company, at its option, may, and to the extent there are an insufficient number of authorized shares of Common Stock not reserved for any other purpose to exchange for all of the outstanding Rights, shall, substitute Units or other securities of the Company for some or all of the shares of Common Stock exchangeable for Rights such that the aggregate value received by a holder of Rights in exchange for each Right is substantially the same value as one share of Common Stock. The exchange of the Rights by the Board may be made effective at such time, on such basis, and subject to such conditions as the Board in its sole discretion may establish. Immediately upon the action of the Board authorizing the exchange of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the shares of Common Stock of the Company or other consideration issuable in connection with the exchange.

Redemption. At any time until the close of business on the tenth (10th) calendar day after the Stock Acquisition Date (or, if the tenth (10th) calendar day following the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date), or thereafter under certain circumstances, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, the total amount paid to any holder of Rights to be rounded up to the nearest $0.01 (the “Redemption Price”). The Redemption Price may be paid in cash, Common Stock or other form of consideration, as determined by the Board, in the exercise of its sole discretion. The redemption of the Rights may be made effective at such time, on such basis and subject to such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

Expiration.  The Rights and the Section 382 Tax Benefits Preservation Plan will expire upon the earliest of (i) the date on which all of the Rights are redeemed, (ii) the date on which the Rights are exchanged, (iii) the consummation of a reorganization transaction entered into by the Company resulting in the imposition of stock transfer restrictions that the Board determines, in its sole discretion, will provide protection for the Company’s tax attributes similar to that provided by the Section 382 Tax Benefits Preservation Plan, (iv) the close of business on the effective date of the repeal of Section 382, or any other change, if the Board determines, in its sole discretion, that the Section 382 Tax Benefits Preservation Plan, is no longer necessary or desirable for the preservation of the Company’s tax attributes, (v) the date on which the Board otherwise determines, in its sole discretion, that the Section 382 Tax Benefits Preservation Plan is no longer necessary to preserve the Company’s tax attributes, (vi) the beginning of a taxable year of the Company to which the Board determines, in its sole discretion, that none of the Company’s tax attributes may be carried forward, (vii) the date on which the Board determines, prior to the time any person becomes an Acquiring Person, that the Section 382 Tax Benefits Preservation Plan and the Rights are no longer in the best interests of the Company and its stockholders, and (viii) the close of business on August 9, 2021.

Preferred Stock Purchasable Upon Exercise of Rights. After the Distribution Date, subject to the terms, provisions and conditions of the Section 382 Tax Benefits Preservation Plan, each Right will entitle the holder to purchase, for the Purchase Price, one one-thousandth of a share of the Series A Preferred Stock (a “Unit”) having economic and other terms similar to that of one share of Common Stock. Each Unit is intended to provide a stockholder with approximately the same dividend, voting and liquidation rights as would be provided by one share of Common Stock, and should approximate the value of one share of Common Stock.

Anti-Dilution Provisions.  The Purchase Price, and the number of Units, shares of Common Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent the dilution that may occur as a result of certain events, including: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock; (ii) upon the grant to holders of Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock; or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Preferred Stock) or of subscription rights or warrants (subject to certain exceptions). The Purchase Price is also subject to adjustment from time to time in the event of a Common Stock dividend on, a subdivision or split of, or a combination, consolidation or reverse split of, the shares of Common Stock.  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an increase or decrease of at least one percent (1%) in such Purchase Price.

Amendments. Subject to extension by the Board by amendments to the Section 382 Tax Benefits Preservation Plan, prior to  the close of business on the tenth (10th) calendar day after the Stock Acquisition Date, or thereafter under certain circumstances, the Company may, in its sole discretion, supplement or amend any provision of the Section 382 Tax Benefits Preservation Plan in any manner (including, without limitation, amendments that increase or decrease the Purchase Price or Redemption Price or accelerate or extend the Final Expiration Date or the period in which Rights may be redeemed), without the approval of any holders of the Rights or shares of Common Stock.  The Company may also amend the Section 382 Tax Benefits Preservation Plan from and after the close of business on the tenth (10th) calendar day after the Stock Acquisition Date, without the approval of any holders of Right Certificates, to cure ambiguities, to correct or supplement any provision of the Section 382 Tax Benefits Preservation Plan which may be defective or inconsistent with any other provisions therein, to correct, to shorten or lengthen any time period under the Section 382 Tax Benefits Preservation Plan, or to otherwise change or supplement the Section 382 Tax Benefits Preservation Plan in any manner that the Company may deem necessary or desirable and which does not adversely affect the interests of holders of the Rights  (other than the interest of an Acquiring Person or an Affiliate or Associate of an Acquiring Person).

Tax Consequences. The adoption of the Section 382 Tax Benefits Preservation Plan and the subsequent distribution of the Rights to stockholders would not be a taxable event for the Company or its stockholders under presently existing U.S. federal income tax laws. However, if the Rights become exercisable or if the Rights are redeemed, stockholders may recognize taxable income, depending on the circumstances then existing.

Accounting Treatment. The distribution of the Rights as a dividend to the Company’s stockholders is not expected to have any financial accounting or reporting impact. The fair value of the Rights is expected to be zero when they are distributed because the Rights will be “out of the money” when distributed and no value should be attributable to them. Additionally, the Rights do not meet the definition of a liability under generally accepted accounting principles in the United States and are therefore not accounted for as a long-term obligation.

Stockholder Ratification. While the Section 382 Tax Benefits Preservation Plan was effective upon adoption by the Board, and while not required by the Company’s governing documents or by applicable law, as a matter of good corporate governance, the Company intends to submit the Section 382 Tax Benefits Preservation Plan for stockholder ratification at its next annual meeting of stockholders.

Item 2.               Exhibits.

The documents listed below are filed as exhibits to this Registration Statement:

EXHIBIT INDEX

Exhibit No.	Description
4.1

Section 382 Tax Benefits Preservation Plan, dated as of August 9, 2018 by and between Celadon Group, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 10, 2018).

4.2

Amended and Restated Certificate of Incorporation of Celadon Group, Inc. (incorporated by reference from Exhibit 3.1 of Celadon Group, Inc.’s Quarterly Report on Form 10-Q for the period ended December 31, 2005 filed with the Securities and Exchange Commission on January 30, 2006).

4.3

Certificate of Designation of Series A Junior Participating Preferred Stock of Celadon Group, Inc. (incorporated by reference from Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 10, 2018).

4.4

Amended and Restated By-laws of Celadon Group, Inc. (incorporated by reference from Exhibit 3.3 of Celadon Group, Inc.’s Quarterly Report on Form 10-Q for the period ended December 31, 2007 filed with the Securities and Exchange Commission on January 31, 2008).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CELADON GROUP, INC.
(Registrant)

Date: August 10, 2018	By:	/s/ Thomas S. Albrecht
Thomas S. Albrecht Executive Vice President, Chief Financial Officer, and Chief Strategy Officer